UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-39481

PRF Technologies Ltd.

(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 24, 2026, PRF Technologies Ltd. (the “Company”) received a letter on behalf of S.H.N. Financial Investments Ltd. (“S.H.N.”), which purports to hold approximately 5.7% of the Company’s voting rights, requesting a special general meeting to remove the Company’s directors, other than the external directors, and appoint three S.H.N. nominees. The Company is reviewing the letter and considering its next steps.

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the registrant’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board